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CRD: 101640

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10029722

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Henderson Global Investors Equity Planning, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

737 North Michigan Avenue
(No. and Street)

Chicago	IL	60611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas G. Denyer 860-723-8751
(Area Code – Telephone Number)

SEC Mail Processing Section

B. ACCOUNTANT IDENTIFICATION

MAR 01 2010

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

Washington, DC
110

(Name – *if individual, state last, first, middle name*)

200 Clarendon Street	Boston	MA	02116-5072
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Douglas G. Denyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Henderson Global Investors Equity Planning, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Treasurer & Financial Principal

Title

Notary Public

OLGA ROMAN-BROOKS
Notary Public-Connecticut
My Commission Expires
April 30, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Henderson Global Investors Equity Planning, Inc.

(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Financial Statements Supplemental Information

Year Ended December 31, 2009

Contents

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Henderson Global Investors Equity Planning, Inc.

We have audited the accompanying statement of financial condition of Henderson Global Investors Equity Planning, Inc. (the Company) as of December 31, 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Henderson Global Investors Equity Planning, Inc. at December 31, 2009, and the results of its operations, changes in stockholder's equity and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

ERNST & YOUNG LLP

February 25, 2010

Henderson Global Investors Equity Planning, Inc.

(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Statement of Financial Condition

December 31, 2009

Assets	
Cash	$ 132,184
Receivable from parent company	13,180
Prepaid expenses	3,310
Total assets	$ 148,674
Liabilities and stockholder's equity	
Accrued expenses	$ 31,714
Total liabilities	31,714
Common stock, $1 par value, 100 shares authorized, issued and outstanding	100
Paid-in capital	144,840
Accumulated loss	(27,980)
Total stockholder's equity	116,960
Total liabilities and stockholder's equity	$ 148,674

The accompanying notes are an integral part of these financial statements.

Henderson Global Investors Equity Planning, Inc.

(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Statement of Operations

Year Ended December 31, 2009

Revenue	
Placement fees	$ 25,000
Interest income	384
Total revenue	25,384
Expenses	
Professional fees	30,325
Other general and administrative	20,615
Total expenses	50,940
Net loss before income tax benefit	(25,556)
Tax benefit	12,948
Net loss after taxes	$ (12,608)

The accompanying notes are an integral part of these financial statements.

Henderson Global Investors Equity Planning, Inc.

(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2009

	Common Stock	Paid-in Capital	Accumulated Income/(Loss)	Total
Balance at January 1, 2009	$ 100	$ 144,840	$ (15,372)	$ 129,568
Net loss	–	–	(12,608)	(12,608)
Balance at December 31, 2009	$ 100	$ 144,840	$ (27,980)	$ 116,960

The accompanying notes are an integral part of these financial statements.

Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Statement of Cash Flows

Year ended December 31, 2009

Cash flows from operating activities	
Net loss	$ (12,608)
Adjustment to reconcile net loss to net cash used in operating activities:	
Change in assets and liabilities:	
Increase in receivable	(13,180)
Decrease in prepaid expenses	3,756
Increase in accrued expenses	13,775
Net cash used in operating activities	(8,257)
Cash, beginning of year	140,441
Cash, end of year	$ 132,184
Supplementary disclosure	
Cash paid for income taxes	$ 232

The accompanying notes are an integral part of these financial statements.

Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Notes to Financial Statements

December 31, 2009

1. Organization and Operations

Henderson Global Investors Equity Planning, Inc. (the Company), was incorporated on April 29, 1999, and on that same date, Henderson Global Investors (North America) Inc. (HGINA) acquired 100% of its outstanding stock. HGINA is a wholly-owned subsidiary of Henderson International Inc. (HII). On March 13, 2000, the Company was granted membership in the Financial Industry Regulatory Authority, and concurrently on that same date, was registered as a Broker Dealer with the United States Securities and Exchange Commission (SEC). On October 20, 2008, the Company was registered as a Broker Dealer with the Ontario Securities Commission. The Company serves as a placement agent in connection with the offer and sale of interests in privately-offered vehicles.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States. Significant accounting policies are as follows:

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist principally of savings accounts, money markets, and highly liquid short-term instruments having original maturity dates of three months or less at the time of purchase.

Revenue Recognition

Placement fees received in connection with capital-raising services to certain privately-offered investment vehicles are recognized as revenue when services are performed. Interest income earned on cash and cash equivalents is recorded on an accrual basis.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The operations of the Company are included with those of HII in the filing of a consolidated Federal income tax return. HII computes its income tax provision on a separate-entity basis using the liability method in accordance with Accounting Standards Codification (ASC) 740 – *Income Taxes (ASC 740)*. HII allocates income tax expense or benefit to the Company as if the Company filed a separate return. Under the liability method, the Company recognizes deferred tax assets, subject to valuation allowances, and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is established if it is more likely than not that all or a portion of the net deferred tax assets will not be realized. At December 31, 2008, the Company had fully reserved the deferred tax asset relating to operating losses.

In 2010, the Company entered into a tax sharing agreement with HII (Tax Sharing Agreement). Under the Tax Sharing Agreement, the Company shall pay to HII an amount equal to the sum of the Company's federal income tax liability for such taxable year as shown on a pro forma federal income tax return plus a net amount reasonably determined by HII to cover the Company's federal income tax liabilities attributable to current or prior years that is not otherwise reflected in the Company's pro forma federal income tax returns for such years. In the event the Company has a net operating loss, HII shall pay an amount equal to the tax benefit shown on the pro forma federal income tax returns.

The Company has adopted the provision of ASC 740, formerly known as FASB Interpretation No. 48 *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109*. Generally, ASC 740 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with existing income tax accounting standards. ASC 740 prescribes certain thresholds and attributes for the financial statement recognition and measurement of tax positions taken, or expected to be taken, in a tax return. The application of the provisions of ASC 740 has not had a material impact on the Company's financial position or results of operations. The Company is subject to examination by U.S. Federal and state tax authorities for returns filed for the prior three fiscal years 2006 through 2008.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). Pursuant SEC Rule 15c3-1, the Company is required to maintain minimum net capital and an aggregate indebtedness not to exceed 1500% of its net capital, as defined under such provisions. At December 31, 2009, the Company had net capital of $100,470, which was $95,470 in excess of its required net capital of $5,000 and aggregate indebtedness of 31.6% of its net capital.

4. Related Party Transactions

The Company has a cost sharing agreement (Agreement) with HGINA, whereby HGINA pays all overhead expenses of the Company. These expenses are based on overhead allocated to certain designated employees of HGINA who are deemed to be directly involved with the Company's daily operations. In accordance with this Agreement, the Company has no legal obligation to repay HGINA for any of these expenses paid by HGINA. If the Company was a stand alone entity results could be materially different.

During 2009, the Company earned $25,000 in placement fees for services provided to an affiliated entity.

5. Income Taxes

The Company computes its tax expense or benefit using the consolidated federal statutory rate of 34%. Pursuant to the Tax Sharing Agreement, under which HII has agreed to reimburse the Company for income tax benefits, the Company recognized an income tax benefit of $5,543 relating to the current year loss. Additionally, as a result of entering into the Tax Sharing Agreement, the Company determined that there was no longer uncertainty regarding the recognition of the deferred tax assets established in prior years. Accordingly, the Company reversed its full valuation allowance in the current year statement of operations. The Company expects to settle these amounts with HII in 2010. Amounts receivable relating to the settlement of the income tax benefits are reflected as Receivable from parent company on the statement of financial condition.

5. Income Taxes (continued)

Significant components of income tax (expense) benefit are as follows:

	2009
Current:	
Federal	$ 6,731
State	(1,188)
Total current	5,543
Deferred:	
Federal	7,255
State	150
Total deferred	7,405
Net benefit	$ 12,948

6. Subsequent Events

In accordance with the provision set forth in ASC 855 *Subsequent Events* (ASC 855), formerly known as FAS 165, *Subsequent Events*, Management has evaluated the possibility of subsequent events existing in the Company's financial statements through February 25, 2010.

Supplemental Information

Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

Computation of net capital	
Total ownership equity (from statement of financial condition)	$ 116,960
Total ownership equity qualified for net capital	$ 116,960
Deductions and/or adjustments:	
Nonallowable assets:	
Other receivables	(13,180)
Prepaid expenses	(3,310)
Net capital	$ 100,470
Computation of basic net capital requirement	
Net capital requirement (pursuant to Rule 15c3-1(a)(2)(vi))	$ 5,000
Excess net capital	$ 95,470

The above computation does not differ materially from the computation of net capital and excess net capital under Rule 15c3-1 as of December 31, 2009 as filed on amended Form X-17A-5 on February 24, 2010.

Schedule II

Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Statement Regarding Rule 15c3-3

December 31, 2009

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

Supplementary Report

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

ERNST & YOUNG

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Henderson Global Investors Equity Planning, Inc.

In planning and performing our audit of the financial statements of Henderson Global Investors Equity Planning, Inc. (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

ERNST & YOUNG

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

ERNST & YOUNG LLP

February 25, 2010